FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 2005

Commission File Number: 1-15174

Siemens Aktiengesellschaft
(Translation of registrant’s name into English)

Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Siemens: VA TECH takeover successful
SIGNATURES

Press Presse Prensa

For the business and financial press

Munich, February 10, 2005

For your information:

Attached press release to VA-Tech was published by Siemens AG Austria in Vienna today.

Siemens AG Corporate Communications Press Office 80312 München	Eberhard Posner 80312 München Tel.: +49-89 636-33470; Fax: -32844 E-mail: eberhard.posner@siemens.com

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Siemens: VA TECH takeover successful

Statements of acceptance for 90.94% of the VA TECH capital stock submitted

Vienna, February 10, 2005. Statements of acceptance for 13,951,949 VA TECH shares were submitted prior to the expiration of the February 9, 2005 deadline for accepting the Siemens takeover offer. These statements represent 90.94% of the VA TECH capital stock. This fulfills an essential stipulation of the modified takeover offer made by Siemens on January 26, 2005. The stipulation stated that at least 90% of the VA TECH shares had to be delivered. “The shareholders have thus decided in favor of our proposed course of action regarding VA TECH,” commented Albert Hochleitner, General Director of Siemens AG Österreich.

The legally extended timeframe for all shareholders who have not yet accepted this offer begins on Monday, February 14, 2005, and covers ten trading days up to Friday, February 25, 2005.

The merger between Siemens Österreich and VA TECH is now subject to approval by the antitrust authorities, in particular the EU Commission. Siemens is interested in a speedy completion of the deal and is working closely with the responsible antitrust authorities. The timing of the approval is up to the authorities, but it is expected to be granted at latest by July 20, 2005. The takeover can proceed only after that decision has been made.

Contact:
Dr. Karl Strasser
Company Press Spokesman and General Secretary
Siemens AG Österreich
Tel: +43 5 1707 20003
Fax: +43 5 1707 52400

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: March 2, 2005	/s/ Dr. Ralf Thomas
	Name:	Dr. Ralf Thomas
	Title:	Vice President Reporting and Taxes

/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Vice President and Corporate Controller

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